Exhibit 99.1

November 22, 2023

Dear shareholders,

We closed Q3 with revenue of $13.9 million, gross margin of 40.8% and a net loss of $9.4 million. Our revenue was below our guidance mainly due to timing of the final government approval for a 53 MW solar NTP project portfolio in Hungary. We expected to receive approval based on the government’s official processing timeline before mid-August. Had we received approval within their standard timeline, our revenue would have been near the low end of our guidance range. The good news is that we received government approval yesterday on November 20, 2023 and we will recognize this revenue in Q4.

Our Q3 results were further impacted by several one-time non-cash expenses. First, we recorded a $4.8 million foreign exchange loss as a result of a stronger dollar. Second, we recorded $4.5 million of one-time expense from impairment and write-off of assets of several pending projects as a result of permitting challenges. In addition, we expensed $1.3 million of development costs related to our pre-tier projects that previously would have been capitalized under our old tiering system. Excluding these items, our bottom line performance would have been breakeven.

Of our $13.9 million revenue for the quarter, we continued to benefit from our IPP assets, particularly our 50 MW UK Branston project and our 156 MW portfolio of China rooftop solar assets, which combined, generated $9.4 million revenue in the quarter with strong margins.

Further, in Q3, we successfully completed the grid connection of our inaugural solar storage project in Ningbo, Zhejiang Province, China. This project has a capacity of 0.6 MW/1.2 MWh, operates behind the meter and is backed by a private local off-taker. It has been strategically designed to yield high returns through daily price arbitration, emphasizing Emeren’s commitment to sustainable and financially responsible energy solutions. In addition, we have a growing portfolio of projects in the planning and execution phases in China. The total advanced-stage pipeline of over 80 MWh is all similar Commercial and Industrial sized storage projects, including several under construction.

Recently, we also announced the successful sale of a state-of-the-art portfolio comprising five Battery Energy Storage Systems (“BESS”) in Italy to Matrix Renewables with a total capacity of 410 MW. Our total storage project portfolio with Matrix now has a cumulative capacity of 3.8 GWh. This portfolio is strategically located in the Italian southern region of Apulia, significantly enhancing the regional energy infrastructure. The Ready-To-Build status is expected to be achieved by late 2024. Since the announcement, we have been approached by several top-tier renewable energy investment funds who are interested in partnering with us on our portfolio of BESS storage projects.

In Q3, the North American team continued focus on our strategic goal of the solar and storage pipeline by acquiring new project sites and advancing the development of existing pipeline projects. We have grown our advanced-stage storage pipeline significantly since last quarter to 3.8 GWh, which will contribute to our overall success.

These solar storage projects are major milestones for us and represent a defining chapter in our journey toward becoming a leading global renewable energy company and storage powerhouse. As part of our strategic vision, we plan to further expand our storage portfolio under our light IPP strategy. Furthermore, we remain steadfast in our commitment to executing our storage business strategies, solidifying our dedication to sustainable and innovative energy solutions.

During the quarter, we also grew our advanced-stage solar project pipeline. By the end of 2023, we anticipate an advanced-stage solar project pipeline of at least 3.5 GW, of which we anticipate monetizing approximately 400 to 500 MW of projects in 2024 and beyond. By the end of Q3, our advanced-stage storage project pipeline has increased to over 10 GWh.

For the full year 2023, we now anticipate revenue to be in the range of $110 million to $113 million due to project timing. We expect net income to be between $3 to $4 million, with gross margin of approximately 25% to 28%. We expect our Q4 revenue to be between $50 million and $53 million, gross margin to be in the range of 21% to 25%, and net income to be in the range of $4 to $5 million.

In conclusion, despite the increasing global uncertainty, we maintain our confidence in the long-term growth of the solar industry, driven by increasing demand for clean energy. Given our leading industry position, we are well positioned to benefit from our substantial solar development and storage pipeline. With our expertise in solar project development, strong industry network, and solid balance sheet, we are making significant progress towards becoming an industry leading global solar and storage developer. Our focus remains on delivering value to our shareholders. In Q3, we returned $4 million to our shareholders via our share repurchase program and we remain active in the market in Q4.

With that overview, we will now review the details of our third quarter operating and financial performance.

Q3 2023 Financial Highlights:

•	Achieved a gross margin of 40.8%, exceeding our prior 35% - 38% guidance range
•	Lower revenue was mainly due to timing of final government approval for a 53 MW solar NTP project in Hungary
•	EBITDA of negative $6.8 million, compared to $2.3 million in Q3 last year
•	Adjusted EBITDA of negative $0.2 million, compared to $2.7 million in Q3 last year
•	Net loss of $9.4 million, compared to a $1.1 million net loss in Q3 last year

$ in millions	Q3’23	Q2’23	Q/Q	Q3’22	Y/Y
Revenue	$13.9	$33.8	-59%	$23.9	-42%
Gross profit	5.7	12.7	-55%	4.5	+26%
Operating income/(loss)	(4.0)	5.0	-178%	1.0	-490%
EBITDA	(6.8)	8.8	-177%	2.3	-402%
Adjusted EBITDA	(0.2)	9.3	-102%	2.7	-108%
Net income/(loss) attributed to Emeren Group Ltd	$(9.4)	$8.3	-212%	$(1.1)	-777%

Revenue by segment:

Segment ($ in thousands)	Q3’23 Revenue	% of Total Revenue
Project development	$2,300	17%
IPP	9,366	67%
EPC	2,109	15%
Others	173	1%
Total	$13,948	100%

Revenue by region:

Region ($ in thousands)	Q3’23 Revenue	% of Total Revenue
Europe	$9,462	68%
China	4,155	30%
USA	331	2%
Total	$13,948	100%

Advanced-Stage and Early-Stage Solar Development Project Pipeline

Project Pipeline by Region (as of September 30, 2023):

Region	Advanced Stage	Early Stage	Total (MWs)
Europe	1,503	4,572	6,075
U.S.	1,307	296	1,603
China	84	-	84
Total	2,894	4,868	7,762

Project Pipeline by Country (as of September 30, 2023):

Country	Advanced Stage	Early Stage	Total (MWs)
Poland	538	-	538
Hungary	49	-	49
U.K.	100	-	100
Spain	135	2,679	2,814
Germany	106	1,452	1,558
France	107	44	151
Italy	468	397	865
U.S.	1,307	296	1,603
China	84	-	84
Total	2,894	4,868	7,762

Advanced-Stage and Early-Stage Solar Storage Project Pipeline

Project Pipeline by Region (as of September 30, 2023):

Region	Advanced Stage	Early Stage	Total (MWh)
Europe	6,440	3,958	10,398
U.S.	3,765	3,036	6,801
China	83	-	83
Total	10,288	6,994	17,282

Project Pipeline by Country (as of September 30, 2023):

Country	Advanced Stage	Early Stage	Total (MWh)
Poland	3,556	1,200	4,756
Hungary	-	-	-
U.K.	170	190	360
Spain	-	100	100
Germany	-	-	-
France	6	-	6
Italy	2,708	2,468	5,176
U.S.	3,765	3,036	6,801
China	83	-	83
Total	10,288	6,994	17,282

Growing IPP Asset Portfolio in Attractive PPA Regions

As of September 30, we owned and operated 240 MW of IPP projects, of which ~60 MW is in Europe, ~24 MW in U.S. and ~156 MW in China.

Operating Assets	Capacity (MW)
Europe	60
U.S.	24
China DG	156
Total	240

Q3 2023 Financial Results:

All figures refer to the third quarter of 2023, unless stated otherwise.

Revenue

Revenue of $13.9 million decreased 42% year-over-year from Q3 2022 and 59% sequentially from Q2 2023. The lower than guided revenue was primarily due to an extended permit approval process for a 53 MW NTP project in Hungary.

Gross Profit and Gross Margin

Gross profit was $5.7 million, compared to $12.7 million in Q2 2023 and $4.5 million in Q3 2022. Gross margin was 40.8%, compared to 37.4% in Q2 2023 and 18.9% in Q3 2022.

Operating Expense

Operating expenses were $9.6 million, up from $7.6 million in Q2 2023 and up from $3.5 million in Q3 2022. The year-over-year increase primarily from $4.5 million of one-time expense from impairment and write-off of assets of several pending projects as a result of permitting challenges. In addition, we expensed $1.3 million of development costs related to our pre-tier projects that previously would have been capitalized under our old tiering system.

Net income (loss) attributable to Emeren Group Ltd’s common shareholders

Net loss attributed to Emeren Group Ltd’s common shareholders was $9.4 million, compared to net income of $8.3 million in Q2 2023 and net loss of $1.1 million in Q3 2022. Diluted net loss attributable to Emeren Group Ltd’s common shareholders per American Depositary Share (“ADS”) was $0.17, compared to diluted net income of $0.14 in Q2 2023 and diluted net loss of $0.02 in Q3 2022.

Cash Flow

Cash used in operating activities was $4.6 million; cash provided by investing activities was $10.1 million, and cash used in financing activities was $6.7 million.

Financial Position

Cash and cash equivalents at the end of Q3 2023 were $59.2 million compared to $60.5 million in Q2 2023.

Net asset value (NAV) is approximately $5.77 per ADS.

Our debt-to-asset ratio at the end of Q3 2023 was 9.93% compared to 10.08% in Q2 2023.

Shares Buyback

We purchased approximately $4 million ADS during the quarter and plan to continue to execute on the share buyback program, which has approximately $11 million remaining in authorization.

Conclusion

We are confident that the widespread social and governmental support for renewable energy will foster a strong environment for solar project growth, fueling our exciting prospects in the coming quarters. Our solid strategy and proven track record underscore our optimism about the future.

We express our gratitude to our dedicated employees, valued customers, trusted partners, and supportive shareholders for their unwavering commitment to Emeren Group Ltd.

Sincerely,

Yumin Liu	Ke Chen
Chief Executive Officer	Chief Financial Officer

Appendix 1: Unaudited Consolidated Statement of Operations

	Three Months Ended
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022
	(in thousands, except per ADS data and ADS)
Net revenues	$13,948	$33,846	$23,904
Cost of revenues	(8,263)	(21,184)	(19,388)
Gross profit	5,685	12,662	4,516

Operating income/(expense):
Sales and marketing	(74)	(127)	-
General and administrative	(6,964)	(5,329)	(3,597)
Other operating income/(expense)	(2,606)	(2,160)	95
Total operating expenses	(9,644)	(7,616)	(3,502)

Income/(loss) from operations	(3,959)	5,046	1,014
Other income/(expense):
Interest income/(expense), net	(79)	375	(1,009)
Investment income	57	105	62
Foreign exchange gain/(loss)	(4,785)	2,119	(391)
Total other income/(expense), net	(4,807)	2,599	(1,338)

Income/(loss) before income tax	(8,766)	7,645	(324)

Income tax benefit/(expense）	(251)	37	(171)
Income/(loss), net of tax	(9,017)	7,682	(495)

Less: Net income/(loss) attributed to non-controlling interests	373	(666)	576
Net income/(loss) attributed to Emeren Group Ltd	(9,390)	8,348	(1,071)

Income/(loss) attributed to Emeren Group Ltd per ADS
Basic	$(0.17)	$0.15	$(0.02)
Diluted	$(0.17)	$0.14	$(0.02)

Weighted average number of ADS used in computing income/(loss) per ADS*
Basic	56,287,193	57,234,013	65,618,248
Diluted	56,287,193	57,600,700	65,618,248

*Each American depositary shares (ADS) represents 10 common shares

Appendix 2: Unaudited Consolidated Balance Sheet

	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$59,171	$60,450	$122,988
Restricted cash	10	6	5
Short-investments in U.S. Treasury Bills	10,115	10,057	-
Accounts receivable trade, net	19,187	25,511	36,033
Accounts receivable unbilled	50,591	53,290	12,059
Advances to suppliers	2,062	754	460
Value added tax receivable	6,686	7,610	4,645
Prepaid expenses and other current assets, net	23,358	38,286	15,531
Project assets current	42,350	33,159	20,008
Total current assets	213,530	229,123	211,729

Property, plant and equipment, net	151,813	155,094	161,846
Project assets non-current	33,846	37,078	15,940
Goodwill	-	1,023	1,023
Long-term investments in U.S. Treasury Bills	-	-	9,989
Operating lease right-of-use assets	19,597	19,722	16,518
Finance lease right-of-use assets	17,652	17,983	21,269
Other non-current assets	17,990	17,665	25,850
Total assets	$454,428	$477,688	$464,164

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	1,015	750	394
Accounts payable	3,131	5,367	6,535
Advances from customers	4,743	4,598	202
Amounts due to related parties	2,168	2,226	9,002
Other current liabilities	21,427	19,469	6,725
Income tax payable	411	1,654	466
Salaries payable	604	680	765
Operating lease liabilities current	1,034	1,149	257
Failed sale-lease back and finance lease liabilities current	5,006	5,938	9,618
Total current liabilities	39,539	41,831	33,964

Long-term borrowings	21,734	22,742	20,816
Deferred tax liabilities, non-current	3,167	3,602	974
Operating lease liabilities non-current	17,788	18,047	15,482
Failed sale-lease back and finance lease liabilities non-current	11,523	12,706	17,180
Total liabilities	$93,751	$98,928	$88,416

Shareholders' equity
Common shares	806,576	806,576	806,283
Additional paid-in capital	14,508	14,116	13,215
Treasury stock	(38,585)	(34,623)	(20,000)
Accumulated deficit	(438,613)	(429,223)	(435,666)
Accumulated other comprehensive loss	(21,542)	(16,330)	(28,736)
Total equity attributed to Emeren Group Ltd	322,344	340,516	335,096
Noncontrolling interest	38,333	38,244	40,652
Total shareholders' equity	360,677	378,760	375,748
Total liabilities and shareholders' equity	$454,428	$477,688	$464,164

Appendix 3: Unaudited Consolidated Statement of Cash Flow

	Three Months Ended
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022
		(in thousands)
Net cash provided by (used in) operating activities	$(4,644)	$(2,353)	$(7,696)

Net cash provided by (used in) investing activities	10,118	116	(28,598)

Net cash provided by (used in) financing activities	(6,710)	1,160	(45,784)
Effect of exchange rate changes	(39)	(5,204)	(2,961)
Net decrease in cash and cash equivalents and restricted cash	(1,275)	(6,281)	(85,039)
Cash and cash equivalents and restricted cash, beginning of the quarter	60,456	66,737	208,032
Cash and cash equivalents and restricted cash, end of the quarter	$59,181	$60,456	$122,993

Use of Non-GAAP Financial Measures

To supplement Emeren Group Ltd’s financial statements presented on a US GAAP basis, Emeren Group Ltd provides non-GAAP financial data as supplemental measures of its performance.

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro-forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, Adjusted EBITDA as non-GAAP financial measures of earnings.

• EBITDA represents net income before income tax expense (benefit), interest expense, depreciation and amortization.

• Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus impairment of long-lived assets, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

Our management uses EBITDA, Adjusted EBITDA as financial measures to evaluate the profitability and efficiency of our business model. We use these non-GAAP financial measures to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measures that are derived from them, provide supplemental information to analyze our operations between periods and over time.

We find these measures especially useful when reviewing pro-forma results of operations, which include large non-cash impairment of long-lived assets and loss on disposal of assets. Investors should consider our non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Appendix 4: Adjusted EBITDA

	Three Months Ended
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022
		(in thousands)
Net Income (loss)	$(9,017)	$7,682	$(495)
Income tax expenses (benefit)	251	(37)	171
Interest expense (income), net	79	(375)	1,009
Depreciation & Amortization	1,864	1,544	1,573
EBITDA	$(6,823)	$8,814	$2,258
Discount of electricity subsidy in China	(35)	163	-
Share based compensation	391	407	8
Impaiment of long-lived assets	1,325	-	-
Loss on disposal of property, plant and equipment	-	2,128	-
Interest income of discounted electricity subsidy in China	136	(87)	-
Foreign exchange loss (gain)	4,785	(2,119)	391
Adjusted EBITDA	$(221)	$9,306	$2,657